GLOBAL CREDIT PARTNERS, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2016
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

GLOBAL CREDIT PARTNERS, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Global Credit Partners, LLC

We have audited the accompanying statement of financial condition of Global Credit Partners, LLC as of December 31, 2016, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of Global Credit Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Credit Partners, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of Global Credit Partners, LLC's financial statements. The supplemental information is the responsibility of Global Credit Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 16, 2017

goldman & COMPANY, CPAs
316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

GLOBAL CREDIT PARTNERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	226,356
Deposits with clearing organization		326,151
Commissions receivable		194,775
Prepaid expenses		38,408
Office furniture and equipment, net of accumulated depreciation of $145,009		2,518
Deposits		15,602
TOTAL ASSETS	$	803,810

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Commissions payable	$	145,124
Accrued expenses		15,434
TOTAL LIABILITIES		160,558
MEMBERS' EQUITY		643,252
TOTAL LIABILITIES & MEMBERS' EQUITY	$	803,810

The accompanying notes are an integral part of these financial statements.

GLOBAL CREDIT PARTNERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE

Commissions	$	2,651,802
Total revenue		2,651,802

OPERATING EXPENSES

Employee compensation and benefits	1,967,984
Market data services	180,947
Clearing and execution	175,849
Taxes, licenses and fees	67,197
Rent	60,146
Professional fees	39,639
Travel and entertainment	36,141
Telephone	28,603
Depreciation	19,047
Insurance	12,903
Office	12,267
Equipment rental	10,272
Regulatory fees	9,922
Computer and technology	8,137
Other operating expenses	11,530
Total expenses	2,640,584

NET INCOME	$	11,218

The accompanying notes are an integral part of these financial statements.

GLOBAL CREDIT PARTNERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

MEMBERS' EQUITY, JANUARY 1	$	632,034
Net income		11,218
MEMBERS' EQUITY, DECEMBER 31	$	643,252

The accompanying notes are an integral part of these financial statements.

GLOBAL CREDIT PARTNERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES

Net income	$	11,218
Adjustments to reconcile net income to net cash		
provided by operating activities		
Depreciation		19,047
(Increase) decrease in:		
Deposits with clearing organization		(804)
Commissions receivable		(3,572)
Prepaid expenses		(8,491)
Increase (decrease) in:		
Commissions payable		(1,309)
Accrued expenses		2,407
Net cash provided by operating activities		18,496

INVESTING ACTIVITY

Purchase of office equipment		(833)
Net cash used in investing activity		(833)

NET INCREASE IN CASH		17,663
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		208,693
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	226,356

The accompanying notes are an integral part of these financial statements.

GLOBAL CREDIT PARTNERS, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Global Credit Partners, LLC (a New Jersey limited liability company) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges as well as the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Commissions

Commissions and related clearing expenses are recorded on settlement-date basis as securities transactions occur. Transactions recorded on a settlement-date basis will not be materially different from the trade-date basis.

Income Taxes

The Company is an LLC taxed as a partnership for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes* . Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and state jurisdictions.

6

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Fixed Assets

Office furniture and equipment is stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets (generally five to seven years).

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. DEPOSIT WITH CLEARING ORGANIZATION

The Company clears all of its customer transactions through another broker-dealer on a fully disclosed basis (the "clearing organization"). The Company is contractually obligated to maintain a cash deposit with the clearing organization. The amount deposited with the clearing organization as of December 31, 2016 is $326,151.

3. COMMISSIONS RECEIVABLE AND PAYABLE

Commission revenue is derived by the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction, a commission is earned by the Company for its selling and administrative efforts. Commissions receivable as of December 31, 2016 is $194,775. Management believes no reserve is necessary as all accounts receivable are current and are expected to be collectible.

3. COMMISSIONS RECEIVABLE AND PAYABLE, CONTINUED

The Company pays a portion of its commissions earned to its representatives. Commissions payable to representatives as of December 31, 2016 is $145,124.

4. RELATED PARTY TRANSACTIONS

Members' compensation was $643,570 for the year ended December 31, 2016 which is a component of employee compensation and benefits reflected on the Statement of Operations.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $586,724, which was $576,020 in excess of its required net capital of $10,704. The Company's ratio of aggregate indebtedness to net capital was .27 to 1.

6. COMMITMENTS

The Company has an obligation under an operating lease with an initial non-cancelable term in excess of one year. On November 12, 2014, the Company entered into an amended lease agreement to extend the term of the lease for the period from March 1, 2015 through February 29, 2020. The Company estimates future rental payments under this lease agreement as follows:

Year ending December 31		
2017	$	63,843
2018		65,267
2019		65,504
2020		10,917
Total	$	205,531

The Company's rent expense for the year ended December 31, 2016 was $60,146.

7. INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. For the year ended December 31, 2016 the Company experienced no material net losses as result of the indemnity.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 16, 2017 the date that its financial statements were issued, and determined that there are no material subsequent events requiring adjustment to, or disclosure in its financial statements.

GLOBAL CREDIT PARTNERS, LLC

(A LIMITED LIABILITY COMPANY)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 643,252
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Prepaid expenses	(38,408)
Office furniture and equipment, net	(2,518)
Deposits	(15,602)
NET CAPITAL	$ 586,724
AGGREGATE INDEBTEDNESS	
Commissions payable	145,124
Accrued expenses	15,434
Total aggregate indebtedness:	160,558
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required - 6.67% of aggregate indebtedness	10,704
Excess net capital	576,020
Net capital in excess of the greater of: 10% of aggregate indebtedness of 120% of minimum net capital requirement	570,668
Percentage of aggregate indebtedness to net capital	27.37%

There is no material difference in the above computation and the Company's net capital,
as reported in Company's Part IIA (unaudited) FOCUS report as of December 31, 2016.

GLOBAL CREDIT PARTNERS, LLC

(A LIMITED LIABILITY COMPANY)

SCHEDULES II & III
DECEMBER 31, 2016

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Global Credit Partners, LLC

We have reviewed management's statements, included in Global Credit Partners, LLC's Annual Exemption Report, in which (1) Global Credit Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Global Credit Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) Global Credit Partners, LLC stated that Global Credit Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Global Credit Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Global Credit Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company, CPA's, P.C.
Marietta, GA
February 16, 2017

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

GLOBAL CREDIT PARTNERS, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2016

We, as members of management of Global Credit Partners, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii).
2. We met the identtied exemption provisions throughout the most recentfiscal year ended December 31, 2016 without exception.

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2/14l17

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Vincent Priolo, President